ECARX Deepens Partnership with Volkswagen Group to Supply Digital Cockpit Solutions for Multiple Vehicle Models in Latin America

• ECARX will provide digital cockpit solutions across multiple Volkswagen models, including the ECARX Antora® 1000 (for online variants with Google Automotive Services) computing platform, ECARX Cloudpeak® software architecture, and Google Automotive Services (GAS) ecosystem integration.
• In addition to Antora® 1000 for online (GAS) configurations, Volkswagen will utilize ECARX Antora® 500 for specified offline configurations to ensure an optimal cost–performance balance across entry segments.
LONDON, Nov. 13, 2025 /PRNewswire/ -- ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX" or "the Company"), a global mobility technology provider, today announced an award from the Volkswagen Group to provide advanced digital cockpit solutions for vehicles sold under the Volkswagen brand. ECARX will supply a complete digital cockpit solution, including the integrated hardware and software of the ECARX Antora® 1000 computing platform and ECARX Cloudpeak® software architecture.
This is the second agreement announced between ECARX and the Volkswagen Group in 2025, following an initial award in March 2025 to deliver industry‑leading digital cockpit systems to Volkswagen and Škoda vehicles. This additional award represents a platform extension of the Global Entry Infotainment system sourced from ECARX in the initial award.
A significant proportion of the vehicles produced under this award will also feature Google Automotive Services (GAS), integrated by ECARX.
Models configured with Google Automotive Services ("cars with Google built‑in") will use the ECARX Antora® 1000 computing platform. For designated models and segments that require an offline solution, Volkswagen will deploy the cost‑optimized ECARX Antora® 500 platform.
By integrating advanced ecosystems like Google Automotive Services, ECARX addresses global demand for intuitive user interfaces and helps ensure that its partner OEMs' vehicles remain at the forefront of digital innovation.
Publicly referred to as "cars with Google built‑in," Google's expertise in navigation (Google Maps), voice interaction (Google Assistant / Gemini), and app ecosystems via the Google Play Store positions Google as a key player in delivering rich automotive experiences. The process of integrating GAS typically takes automakers between 12 and 18 months. However, by following Google's best practices and extending them with in‑house processes and tools, ECARX has reduced the time to GAS certification to just eight months. This was recently detailed in a white paper published by ECARX.
Antora® 1000 is ECARX's fourth‑generation digital cockpit computing platform, based on a 7nm high‑performance SE1000 system‑on‑chip (SoC) from SiEngine. ECARX Cloudpeak®, a flexible and modular platform based on Android Automotive OS and Linux, integrates services including Google Maps, Google Assistant voice control, and the Google Play Store, as well as mobile integrations such as Android Auto and Apple CarPlay, alongside other regional mobile ecosystems and services.
The platform's operating system is developed entirely in‑house by ECARX to deliver a compact, affordable, and energy‑efficient system that supports a high‑quality user experience based on Android Automotive OS and Google Automotive Services, with further services and details to be announced.
Ziyu Shen, Chairman and CEO of ECARX, said:
"This additional award is a strong endorsement of the success of our collaboration with the Volkswagen Group, after we announced a first award earlier this year. It shows our deepening relationship with some of the best‑known brands in the automotive industry. These awards demonstrate our ability to develop and deliver industry‑leading infotainment systems for markets across the world."
"Our ECARX Antora® 1000 computing platform delivers a powerful, versatile, and cost‑efficient digital cockpit system, supported by the flexibility of the ECARX Cloudpeak® software architecture. Combined with our ability to integrate industry‑standard services and app ecosystems such as Google Automotive Services, we deliver world‑class, full‑stack solutions that meet the demands of automakers and their customers."
Alexander Seitz, Chairman of the Volkswagen Group South America, said:
"The relationship between ECARX and Volkswagen do Brasil has been advancing rapidly since the announcement of the first award by the Volkswagen Group in March of this year. I recently had the pleasure of presenting ECARX with the trophy for Technical Development and Innovation at Volkswagen do Brasil's 'The One' partner celebration in Rio de Janeiro, reflecting how effectively we are working together. This further award will extend ECARX's digital cockpit technology to multiple vehicle models in Brazil and other parts of Latin America, bringing drivers a modern, high‑quality driving experience with the excellence they expect from the Volkswagen brand. I look forward to working with ECARX and to seeing those models enter production."
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next‑generation smart vehicles, from the system‑on‑a‑chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full‑stack solutions to enhance the user experience while reducing complexity and cost.
Founded in 2017 and listed on Nasdaq in 2022, ECARX now has over 1,500 employees based in 13 major locations in China, UK, USA, Brazil, Singapore, Malaysia, Sweden and Germany. The co‑founders are two automotive entrepreneurs: Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group. To date, ECARX products can be found in approximately 10 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words "expects", "intends", "anticipates", "estimates", "predicts", "believes", "should", "potential", "may", "preliminary", "forecast", "objective", "plan", or "target", and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
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